
December 22, 2020

Andrew Warren
Chief Financial Officer
Eros STX Global Corp.
3900 West Alameda Avenue, 32nd Floor
Burbank, CA 91505

      Re: Eros STX Global Corp.
          Registration Statement on Form F-3
          Filed December 16, 2020
          File No. 333-251391

Dear Mr. Warren:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Rick Madden